

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 2, 2020

Linda Bain
Chief Financial Officer
Codiak BioSciences, Inc.
35 CambridgePark Drive, Suite 500
Cambridge, MA 02140

Re: Codiak BioSciences, Inc.
Registration Statement on Form S-1
Filed September 9, 2020
File No. 333-248692

Dear Ms. Bain:

We have reviewed your response letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Our references to prior comments are to comments in our September 18, 2020 letter.

Response Letter dated September 25, 2020

Our programs, page 2

1. We note your response to comment 1 and proposed revisions. We continue to have the following concerns:
   - Your response letter indicates that the pipeline chart "clearly shows" that the company's exoVACC candidates are in the discovery stage of development, despite the fact that the table visually indicates that discovery has been completed. Please revise your table accordingly.
   - With respect to the three oncology targets and five gene targets, it appears given that you have quantified the number and completed discovery, that you have identified these targets. The targets for material product candidates constitute information that

        is material to investors. Please further identify these targets.

- We also note your indications that the referenced collaboration agreements are not economically material and that the company does not depend on the agreements. Please provide us with an analysis of the *qualitative* significance of these agreements. For example, tell us if you would be able to develop the relevant product candidates, product candidates that you deemed material enough to warrant inclusion in your pipeline chart, without these agreements.

You may contact Vanessa Robertson at (202) 551-3649 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Lindsay at (202) 551-7237 or Suzanne Hayes at (202) 551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences